03018233

HEALTHCARE REALTY TRUST

ANNUAL REPORT TO SHAREHOLDERS

AR/S

MAR 2 7 2003

RE.

12-31-02

0-11852

Company Profile: Healthcare Realty Trust is a real estate investment trust that integrates owning, managing and developing income-producing real estate properties associated with the delivery of healthcare services throughout the United States. The Company's portfolio is comprised of nine major facility types, located in 28 states, and operated pursuant to contractual agreements with 60 healthcare providers.

The Company has investments of approximately $1.6 billion in 221 real estate properties and mortgages, totaling approximately 11 million square feet. The Company provides property management services to more than five million square feet nationwide.

Healthcare Realty Trust intends to maintain a portfolio of properties that is focused primarily on the outpatient services and medical office segments of the healthcare industry and is diversified by tenant, geographic location and facility type.

2002 Letter to Shareholders

I am pleased to report Healthcare Realty Trust's tenth successful year and 38th consecutive dividend increase. Our portfolio of healthcare properties, coupled with the achievements of our services group, generated solid results and a positive total return to shareholders. Despite a lackluster year for stock markets, Healthcare Realty Trust's shareholder return exceeded most indices, reflecting, we believe, the Company's operations during the year as well as its standing within the REIT industry.

In 2002, we continued our investment in properties related to the steadily rising demand for outpatient healthcare services. While economic indicators may fluctuate from year to year, Americans require and seek medical treatment according to established patterns. As the aged population grows, many healthcare organizations will expand and modify their facilities to accommodate this trend.



DAVID R. EMERY
Chairman of The Board & Chief Executive Officer

Revenues for 2002 matched the revenues for 2001 at $194.5 million. Net income was $70.1 million, or $1.55 per diluted common share, after recording a fourth quarter charge which was substantially non-cash. Before the charge, net income would have been $81.9 million, or $1.84 per diluted common share, compared with $79.9 million, or $1.81 per diluted common share for the prior year. Diluted funds from operations, composed primarily of net income and depreciation of real estate, totaled $110.7 million, or $2.66 per diluted common share for the twelve months ending December 31, 2002. This compares with $106.9 million, or $2.64 per diluted common share for the same period in 2001.

During the year, we strengthened our balance sheet, streamlined the portfolio, and expanded relationships with leading healthcare providers. We continued to be selective about our acquisitions and remained committed to conservative, long-term investments. On a risk-adjusted basis, we believe that these investments enhance the prospects for long-term stability and maintenance of the dividend.

The Company continued its practice of increasing the dividend paid to common shareholders every quarter. Total dividend payments for the calendar year 2002 were $2.39 per common share, compared with $2.31 per common share for the calendar year 2001, an increase of 3.5%. The Company has continued to modestly increase its dividend while maintaining a relatively low payout-ratio among comparable healthcare REITs. The payout-ratio for the year 2002 was 89.8%.

HEALTHCARE IN 2002

The operating fundamentals of acute care hospitals remained strong in 2002. A combination of demographic trends and an improved payor environment created positive admissions and revenue growth for most healthcare providers. After downsizing and initiating expense controls in the late 1990s to accommodate the new Medicare payment methods established by the Balanced Budget Act of 1997, providers are looking to implement delayed operational strategies to address forward-looking patient needs. Healthcare providers are reevaluating their existing medical real estate with an eye toward recapitalizing those assets, partnering with outside firms for the development of new properties, and outsourcing their property management functions.

The regulatory environment remains stringent for healthcare providers. Fraud and abuse statutes that regulate hospital and physician relationships continue to broaden the industry's awareness of the need for experienced medical real estate management and enhance Healthcare Realty Trust's ability to create long-term relationships.

Looking Forward

Despite the economic decline in many business sectors, the healthcare industry's fundamental strength and related impact on real estate remain intact. The growth of the aged population, advances in medical technology, and a heightened focus on preventive medicine continue to increase demand for healthcare services. Healthcare companies have reported significant growth in admissions over the past two years, and many are looking to expand their capacity to accommodate the population growth trends.

As healthcare delivery continues to shift toward outpatient settings, providers are seeking new facilities to enhance their capabilities and create operating efficiencies throughout their network of affiliated clinics and ambulatory care centers. Of the estimated $18 billion in new healthcare facilities developed annually, more than 30% are outpatient-related properties. These assets, including ancillary hospital facilities, physician clinics, ambulatory care centers, and medical office buildings, remain our primary focus. Currently, outpatient facilities comprise 57% of the Company's investment portfolio and 100% of its construction-in-progress investments.

Nationally, expenditures on healthcare services and products are expected to increase more rapidly than growth in the Gross Domestic Product (GDP). Healthcare expenditures are now estimated to total more than $1.4 trillion annually, or 14.1% of GDP, and are projected to grow to $3.1 trillion, or 18.0% of GDP by 2012. Given a slower economy, healthcare companies may face a renewed environment of constrained costs in both the private and public sectors. We believe this will further shift healthcare services to outpatient, lower-cost settings and reinforce demand from health systems for capital to increase their operating efficiency. Moreover, the prominence of healthcare in our economy affirms our belief in the industry's stability, non-cyclical nature, and compelling fundamentals that support long-term real estate values.

Integrated Real Estate Solutions

Successful healthcare providers realize that efficient access to new capital is critical to their long-term viability. Providers are looking beyond traditional capital resources to engage partners that offer flexible, long-term alternatives to meet their real estate needs. Whether by allowing providers to recapitalize existing real estate assets to redirect those funds to more clinical, mission-critical uses, or by preserving a healthcare provider's debt capacity through funding the development of new facilities, Healthcare

HEALTHCARE REALTY TRUST AT A GLANCE:

INVESTMENTS & COMMITMENTS
($ in millions)


$2,000
$1,500
$1,000
$500
$0
$1,693
$1,705
$1,646
$1,599
99 00 01 02

REVENUES
($ in millions)


$200
$150
$100
$50
$0
$187.3
$195.3
$194.5
$194.5
99 00 01 02

DIVIDENDS PER COMMON SHARE


$2.44
Annualized
$0.61
$0.60
$0.59
$0.58
$0.57
$0.56
$0.55
$0.54
$0.53
$0.52
$0.51
$0.50
Q2 99
Q4 99
Q2 00
Q4 00
Q2 01
Q4 01
Q2 02
Q4 02

Realty Trust's investment model maintains providers' operational control of their real estate while affording them increased financial flexibility.

Healthcare Realty Trust is not only a source of capital but is also functionally organized to meet the heightened demand for real estate management services. As one of the largest managers of healthcare-related real estate in the country, the Company provides a continuum of client services, including portfolio assessments, asset valuations, construction services, and property management. Our ability to integrate capital resources with management and construction expertise adds immediate and continuing value for our clients, ensures long-term investments, and differentiates Healthcare Realty Trust from other real estate firms.

BUILDING RELATIONSHIPS

Healthcare Realty Trust builds relationships with leading healthcare providers that align incentives, moderate risk, and enhance financial capabilities. Over time, these relationships foster additional investments and the opportunity to provide extended real estate services.

Healthcare Realty Trust recently partnered with Baylor Health Care System of Dallas, Texas to construct and own a medical office facility on their new campus in Plano, Texas. Our relationship with Baptist Memorial Health Care Corporation of Memphis, Tennessee continues to expand with the construction of a new medical office building on their campus in Collierville, a growing suburb of Memphis.

The Company remains encouraged by the activity generated from its exclusive business partner agreement with VHA Inc., the nation's largest alliance of not-for-profit healthcare institutions. Healthcare Realty Trust's agreement with VHA to provide real estate capital and integrated services to its members has led to the development of several long-term relationships.

Conservative Financial Management

Healthcare Realty Trust's conservative capital structure continues to differentiate the Company from other REITs and enables the Company to take advantage of worthy investment opportunities. We believe quality growth is achieved by selecting investments that ensure long-term performance with leading healthcare providers.

The Company consistently maintains a low business-risk profile through prudent use of debt leverage. The Company's ratio of debt-to-total book capitalization remained among the lowest of its peers – 37.5% at year-end. A recent industry report ranked Healthcare Realty Trust fifth among high-grade REITs of all sectors for its overall liquidity and debt compliance. In addition, our investment-grade ratings continue to validate the Company's investment approach, operational strategies, and conservative capital structure.

The management team is grateful to the Board of Directors and our employees for their energy and commitment. We appreciate our shareholders, whose support and involvement provide the foundation for the Company's continued growth.

Sincerely yours,

David R. Emery

David R. Emery

Chairman of the Board and CEO

Selected PROPERTIES



UNITED MEDICAL CENTER
Cheyenne, Wyoming



SUNRISE MOUNTAIN VIEW MEDICAL CENTER
Las Vegas, Nevada



CORAL GABLES MEDICAL CENTER
Coral Gables, Florida



HUEBNER MEDICAL CENTER
San Antonio, Texas



BAPTIST WOMEN'S PHYSICIAN OFFICE
Memphis, Tennessee



EPHRATA HEALTH PAVILION
Ephrata, Pennsylvania



SARASOTA MEDICAL CENTER
Sarasota, Florida


ST. ANDREWS

ST. ANDREW'S SURGERY CENTER
Venice, Florida



GREENPARK ONE MEDICAL PLAZA
Houston, Texas


LEWIS-GALE CLINIC

LEWIS-GALE CLINIC
Roanoke, Virginia



KERLAN JOBE MEDICAL CENTER
Los Angeles, California



LIFE CARE CENTER
Orange Park, Florida

Property
LOCATIONS



★ CORPORATE OFFICE ● INVESTMENTS ▲ MANAGED PROPERTIES

Alabama	10	Indiana	1	Oklahoma	5
Arizona	8	Kansas	2	Oregon	1
Arkansas	1	Massachusetts	3	Pennsylvania	20
California	16	Michigan	8	South Carolina	1
Colorado	3	Mississippi	6	Tennessee	24
Connecticut	21	Missouri	10	Texas	29
Florida	111	Nevada	3	Virginia	25
Georgia	7	New Jersey	2	Wyoming	2
Idaho	1	North Carolina	1		
Illinois	2	Ohio	3		

* As of December 31, 2002, Healthcare Realty Trust managed 163 properties of which 58 were owned.

2002 Financial Table of Contents

Selected Financial INFORMATION

The following table sets forth financial information for the Company, which is derived from the Consolidated Financial Statements of the Company (Dollars in thousands, except per share data):

	Years Ended December 31,				
	2002	2001	2000	1999	1998 [2]
Statement of Income Data:					
Total revenues	$ 194,527	$ 194,538	$ 195,338	$ 187,257	$ 92,429
Interest expense	$ 34,195	$ 38,110	$ 42,995	$ 38,603	$ 13,057
Net income	$ 70,091	$ 79,887	$ 79,801	$ 86,027	$ 40,479
Net income per common share - Basic	$ 1.57	$ 1.84	$ 1.85	$ 2.02	$ 1.66
Net income per common share - Diluted	$ 1.55	$ 1.81	$ 1.82	$ 1.99	$ 1.63
Weighted average common shares outstanding – Basic	40,974,532	39,840,285	39,544,400	39,326,594	24,043,942
Weighted average common shares outstanding – Diluted	41,606,068	40,463,158	40,301,409	39,810,306	24,524,600
Balance Sheet Data *(as of the end of the period):*					
Real estate properties, net	$ 1,292,646	$ 1,361,224	$ 1,368,487	$ 1,321,447	$ 1,340,267
Total assets	$ 1,489,546	$ 1,555,481	$ 1,587,076	$ 1,607,964	$ 1,612,423
Notes and bonds payable	$ 545,063	$ 505,222	$ 536,781	$ 563,884	$ 559,924
Total stockholders' equity	$ 908,199	$ 1,012,087	$ 1,008,037	$ 1,017,903	$ 1,017,704
Other Data:					
Funds from operations – Basic [1]	$ 110,709	$ 106,922	$ 105,378	$ 105,727	$ 59,667
Funds from operations – Diluted [1]	$ 110,709	$ 106,922	$ 105,653	$ 105,727	$ 59,731
Funds from operations per common share – Basic [1]	$ 2.70	$ 2.68	$ 2.66	$ 2.69	$ 2.48
Funds from operations per common share – Diluted [1]	$ 2.66	$ 2.64	$ 2.62	$ 2.66	$ 2.44
Dividends declared and paid per common share	$ 2.39	$ 2.31	$ 2.23	$ 2.15	$ 2.07

[1] See Note 11 to Consolidated Financial Statements.

[2] In October 1998, the Company acquired Capstone Capital Corporation.

Management's Discussion and Analysis of Financial Condition AND RESULTS OF OPERATIONS

OVERVIEW

Healthcare Realty Trust Incorporated (the "Company") operates under the Internal Revenue Code of 1986, as amended (the "Code"), as an indefinite life real estate investment trust ("REIT"). The Company, a self-managed and self-administered REIT, follows a general growth strategy that integrates owning, managing, and developing income-producing real estate properties and mortgages associated with the delivery of healthcare services throughout the United States. We, the management of Healthcare Realty Trust, believe that by providing related real estate services, we can differentiate our competitive market position, expand our asset base and increase revenues.

Substantially all of the Company's revenues are derived from rentals on our healthcare real estate properties and from interest earned on mortgage loans. Leases and other financial support arrangements with respect to our healthcare real estate properties are designed to reduce the Company's exposure to increased costs and expenses incurred from the operation of our healthcare properties. Under these leases and financial support arrangements, the risks or increased costs and expenses are typically borne by the tenants and healthcare providers related to the properties. The Company typically incurs operating and administrative expenses, principally compensation expense, office rental and related occupancy costs and various expenses incurred in the process of managing our existing portfolio and acquiring additional properties. The Company also incurs interest expense on its various debt instruments and depreciation expense on its real estate portfolio.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission. In preparing the financial statements, management is required to exercise judgments and make assumptions that impact the carrying amount of assets and liabilities and the reported amounts of revenues and expenses reflected in the financial statements.

Management routinely evaluates the estimates and assumptions used in the preparation of financial statements. These regular evaluations consider historical experience and other reasonable factors and use the seasoned judgment of management personnel. Management has reviewed the Company's critical accounting policies with the audit committee of the Board of Directors.

Management believes the following, which are impacted by management estimates and assumptions, collectively represent the Company's critical accounting policies.

Allowance for Uncollectible Accounts

Healthcare Realty Trust is a real estate investment trust that owns, manages and develops income-producing real estate properties and mortgages throughout the United States. As of December 31, 2002, the Company had investments of approximately $1.6 billion in 221 real estate properties and mortgages. The Company's portfolio was comprised of nine major facility types, located in 28 states, and operated pursuant to contractual agreements with 60 healthcare providers. Most of the Company's investments are subject to long-term leases, mortgages or other financial support arrangements with its operators. Only two of the operators individually accounted for more than 10% of the Company's revenues during the year ended December 31, 2002. Due to the nature of the Company's agreements, the Company's accounts and interest receivables result mainly from monthly billings of tenant rents, lease guaranty amounts, mortgage interest, late fees, and additional rent and interest.

Payments on receivables are normally collected within 30 days of billing. When receivables remain uncollected management must decide whether to reserve a portion of these receivables as uncollectible. Historically, when circumstances arise that cause accounts receivable to become uncollectible, those circumstances have proven to be unusual or unique considering the underlying lease or financial support agreement. Unlike a financial institution with a large volume of homogeneous retail receivables such as credit card loans or automobile loans that have a predictable loss pattern over time, the Company's receivable losses have historically been infrequent, are tied to a unique or specific event, and have historically been immaterial in amount. The Company's allowance for doubtful accounts is based on specific identification and is recorded for a specific receivable amount once we have determined that such an allowance is needed. The Company does not carry a "general" allowance for uncollectible or doubtful receivables.

Management monitors the aging and collectibility of receivables on an ongoing basis. Every two weeks a report is produced whereby all receivables are "aged" or placed into groups based on the number of days that have elapsed since the receivable was billed. Management reviews the aging report for evidence of deterioration in the timeliness of payment from a tenant or sponsor. Whenever deterioration is noted, management investigates and determines the reason(s) for the delay, which may include discussions with the delinquent tenant or sponsor. Considering all information gathered, management's judgment must be exercised in determining whether a receivable is potentially uncollectible and, if so, how much or what percentage may be uncollectible. Among the factors management considers in determining uncollectibility are the:

- Type of contractual arrangement under which the receivable was recorded, e.g., a mortgage note, a triple net lease, a gross lease, a sponsor guaranty agreement or some other type of agreement;
- Tenant's or debtor's reason for slow payment;
- Industry influences under which the tenant or debtor operates;
- Evidence of willingness and ability of the tenant or debtor to pay the receivable;
- Credit worthiness of the tenant or debtor;
- Collateral, security deposit, letters of credit or other monies held as security;
- Tenant or debtor's historical payment pattern;
- State in which the tenant or debtor operates; and
- Existence of a guarantor and the willingness and ability of the guarantor to pay the receivable.

Considering these factors and others, management must conclude whether all or some of the aged receivable balance is likely uncollectible. Upon determining that some portion of the receivable is likely uncollectible, the Company records a provision for bad debt expense for the amount it expects will be uncollectible. For example, if management estimates that a receivable is 75% collectible, then a 25% provision would be recorded for the estimated uncollectible portion. This provision is recorded in the income statement and is charged to the line item in which the revenue was originally recorded. For example, if the receivable due is pursuant to a master lease agreement, then the original revenue would have been recorded to master lease rental income and the corresponding provision would be charged against master lease rental income. Likewise, mortgage interest receivable provisions would be recorded against mortgage interest income. The corresponding allowance is recorded in the balance sheet. There is a risk that management's estimate is over or under-stated; however, the Company believes that this risk is mitigated by the fact that management re-evaluates the allowance at least once a quarter and base their estimates on the most current information available. As such, any over- or understatements in the allowance should be adjusted for as soon as new and better information becomes available.

At December 31, 2002 and 2001, the Company's receivable balances were approximately $46.2 million and $34.6 million, respectively, with allowances for uncollectible accounts of approximately $6.8 million and $4.4 million, respectively. The Company's receivables and related allowances are included in other assets on the Company's Consolidated Balance Sheets. If management had used different estimates, or its methodology for determining and recording the allowance had been different, then the amount of bad debt expense included in the Company's financial statements may have been different.

Currently, the Company has no collectibility issues with its two largest customers. However, should a collectibility problem arise with respect to these large customers, the allowance for doubtful accounts would be increased which could have a material impact on the Company's financial statements in future periods.

Depreciation of Real Estate Assets

At December 31, 2002, the Company had invested approximately $1.5 billion in depreciable real estate assets. When these real estate assets are acquired or placed in service, they must be depreciated. Management's judgment involves determining which depreciation method to use and estimating the economic life of the real estate asset.

There are several depreciation methods available under accounting principles generally accepted in the United States. Some methods record relatively more depreciation expense on an asset in the early years of the asset's economic life, and relatively less depreciation expense on the asset in the later years of its economic life. The "straight line" method of depreciating real estate assets is the method we follow because that method spreads the depreciation expense evenly over the useful life of the asset and, in the opinion of management, is the method that most accurately and consistently matches depreciation cost to each accounting period.

Several useful life scenarios are permissible under accounting principles generally accepted in the United States. Consistent with the depreciation useful life guidelines of the Internal Revenue Service ("IRS"), the Company has elected to assign a useful life of either 39 or 31.5 years depending on the age of the property when acquired as well as other factors. The average useful life of the Company's real estate assets at December 31, 2002 was 34.5 years. Many companies depreciate new non-residential real estate assets over longer useful lives. The Company uses a shorter, more conservative, economic life because it has the effect of recognizing the depreciation expense more quickly and because it is consistent with IRS guidelines.

Management's Discussion and Analysis of Financial Condition
AND RESULTS OF OPERATIONS - CONTINUED

Had the Company elected to assign a useful life of 40 years, rather than 39 or 31.5 years, depreciation on real estate assets for 2002 would have been approximately $34 million in 2002 rather than the reported $40 million.

Capitalization of Costs

Accounting principles generally accepted in the United States allow for capitalization of various types of costs. The rules and regulations on capitalizing costs and the subsequent depreciation or amortization of those costs versus expensing them in the period vary depending on the type of costs and the reason for capitalizing the costs. Under these rules, both direct and indirect costs may be capitalized.

Direct costs generally include construction costs, professional services such as architectural and legal costs, travel expenses, land acquisition costs as well as other types of fees and expenses. These costs that are directly attributable to a project or asset are capitalized as part of the basis of that asset. The Company also capitalizes direct costs related to debt and equity issuance. Debt issuance costs are then amortized to interest expense and equity issuance costs are netted against the proceeds of the offering.

Indirect costs include capitalized interest and overhead costs. The Company's overhead costs are based on overhead load factors that are charged to a project based on direct time incurred. The Company computes the overhead load factors annually for its acquisitions, development and information technology departments, which have employees who are involved in the projects. The overhead load factors are computed to absorb that portion of indirect employee costs (payroll and benefits, training, occupancy and similar costs) that are attributable to the productive time the employee incurs working directly on projects. The employees in the Company's acquisitions, development, and information technology departments who work on these projects maintain and track their hours daily, by project. Employee costs that are administrative, such as vacation time, sick time, or general and administrative time, are expensed in the period incurred. The Company's employees incur time in the search for acquisitions and development business opportunities as well as, but to a much lesser degree, in development of internally developed software applications. The Company capitalizes overhead based on direct hours worked on each project. Therefore, each acquired or constructed asset, pursuit project and internally developed software asset will have both direct and indirect costs capitalized to it as part of the overall costs.

Management's judgment is also exercised in determining whether costs that have been previously capitalized in pursuit of an acquisition or development project should be reserved for or written off if the project is abandoned or should circumstances otherwise change that cause the project's viability to become questionable. The Company follows a standard and consistently applied policy of classifying pursuit activity as well as reserving for those types of costs based on their classification.

The Company classifies its pursuit projects into three categories. The first category of pursuits is essentially "cold calls" that have a remote chance of producing new business. Costs for these projects are expensed in the period incurred. The second category includes those that might reasonably be expected to produce new business opportunities although there can be no assurance that they will result in a new project or contract. Costs for these projects are capitalized but, due to the uncertainty of projects in this category, these costs are reserved at 50% which means that 50% of the costs are expensed in the period incurred. The third category, and least frequent, are those pursuits that are either highly probable to result in a project or contract or already have resulted in a project or contract. Many times, these are pursuits involving operators with which the Company is already doing business. Since the Company believes it is probable that these pursuits will result in a project or contract, it capitalizes these costs in full and records no reserve. Each quarter, all capitalized pursuit costs are again reviewed carefully for viability and a management decision is made as to whether any additional reserve is deemed necessary. If necessary and considered appropriate, management would record an additional reserve at that time.

Capitalized pursuit costs, net of the reserve, are carried in other assets in the balance sheet and any reserve recorded is charged to general and administrative expenses on the income statement. These pursuit costs will ultimately be written off to expense or will be capitalized as part of the real estate asset upon acquisition or construction of an asset.

At December 31, 2002 and 2001, respectively, the Company had capitalized pursuit costs totaling $0.7 million and $0.3 million, respectively. The reserve against these capitalized pursuit costs was $0.5 million and $0, respectively.

Valuation of Long-Lived and Intangible Assets and Goodwill

The Company assesses the potential for impairment of identifiable intangible assets, long-lived assets including real estate properties, and goodwill whenever events occur or a change in circumstances indicate that the recorded value might not be fully recoverable. Important factors that could cause management to review for impairment include significant underperformance of an asset relative to historical or expected operating results; significant changes in the Company's use of assets or the strategy for its overall business; or significant negative economic trends or negative industry trends for the Company or its operators. As required by Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," if management determined that the carrying value of the Company's assets may not be fully recoverable based on the existence of any of the factors above or others, management would measure and record impairment using a projected discounted cash flow method using a discount rate that is consistent with the risk inherent in the Company's business.

At December 31, 2002, management noted no impairment issues and recorded no impairment loss.

As required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," the Company ceased amortizing goodwill in 2002. In each of the years 2001 and 2000 the Company recorded approximately $106,000 of goodwill amortization. In lieu of continued amortization, the Company will perform an annual goodwill impairment review. The 2002 review indicated no impairment in the $4.2 million goodwill asset.

At December 31, 2002, net intangible assets totaled $5.9 million, long-lived or real estate assets totaled $1.5 billion and goodwill totaled $4.2 million.

RESULTS OF OPERATIONS

2002 Compared to 2001

Net income for 2002 includes a charge (the "charge") recorded in the fourth quarter of $11.8 million, which is comprised of the accelerated vesting of deferred compensation relating to the retirement of an executive officer as well as severance-related, project and other costs associated with the elimination of other officer and employee positions.

For the year ended December 31, 2002, net income after the charge was $70.1 million, or $1.57 per basic common share ($1.55 per diluted common share), on total revenues of $194.5 million compared to net income of $79.9 million, or $1.84 per basic common share ($1.81 per diluted common share), on total revenues of $194.5 million for the year ended December 31, 2001. Before the charge, net income would have been $81.9 million, or $1.88 per basic common share ($1.84 per diluted common share). Included in net income for the year ended December 31, 2002 is a net gain on sales of real estate properties of $3.4 million, or $0.08 per basic and diluted common share, compared to a net gain on sales of real estate properties of $1.2 million, or $0.03 per basic and diluted common share, for the same period in 2001. Funds from operations ("FFO") was $110.7 million, or $2.70 per basic common share ($2.66 per diluted common share), for the year ended December 31, 2002 compared to $106.9 million, or $2.68 per basic common share ($2.64 per diluted common share), in 2001.

(Dollars in thousands)	2002	2001
REVENUES		
Master lease rental income	$ 98,067	$ 99,962
Property operating income	76,590	67,750
Straight line rent	3,143	5,749
Mortgage interest income	13,308	17,254
Management fees	1,090	1,533
Interest and other income	2,329	2,290
	194,527	194,538
EXPENSES		
General and administrative	22,228	10,110
Property operating expenses	29,803	26,515
Interest	34,195	38,110
Depreciation	41,467	40,823
Amortization	131	303
	127,824	115,861
Net income before net gain on sale of real estate properties	66,703	78,677
Net gain on sale of real estate properties	3,388	1,210
Net income	$ 70,091	$ 79,887

Total revenues for the year ended December 31, 2002 and 2001 remained steady at $194.5 million though the individual line items within revenue fluctuated as discussed below:

- Master lease rental income decreased $1.9 million or 1.9% due mainly to the disposal of 14 properties during 2001 and 2002, offset partially by rent growth from contractual leases and the receipt of a lease termination fee in 2002.
- Property operating income increased $8.8 million or 13.0% due mainly to the acquisition of two revenue-producing properties, the commencement of operations during 2002 and 2001 of five properties that were previously under construction, the increased occupancy in other multi-tenanted properties, offset partially by the disposal of four properties during 2002 and 2001.
- Straight line rent income decreased $2.6 million or 45.3%. This decrease was due mainly to asset sales, normal annual decreases in the straight line rent calculation on our leases, as well as the effect of reversing the historical straight line rent receivable due to restructuring rent increases on four leases during 2002 that eliminated the straight line rent requirement.
- Mortgage interest income decreased $3.9 million or 22.9% for 2002 compared to 2001 due mainly to the repayment of 31 mortgages during 2002 and 2001, offset partially by interest income earned on a first mortgage acquired in 2002 on a property where the Company previously owned the second mortgage.
- Management fees decreased $0.4 million or 28.9% from 2002 to 2001 due mainly to the loss of property management contracts.

Total expenses for the year ended December 31, 2002 compared to the year ended December 31, 2001 increased $12.0 million or 10.3% as discussed below:

- General and administrative expenses increased $12.1 million or 119.9% for 2002 compared to 2001 due mainly to an $11.8 million charge recorded in the fourth quarter of 2002 that was discussed previously.
- Property operating expenses increased $3.3 million or 12.4% due mainly to the acquisition of two revenue-producing properties, the disposal of four properties and the commencement of operations during 2001 and 2002 of five properties that were previously under construction.
- Interest expense for 2002 compared to 2001 decreased $3.9 million or 10.3% due mainly to the continuing decrease in market interest rates, offset partially by an increase in our outstanding debt balance.

2001 Compared to 2000

For the year ended December 31, 2001, net income was $79.9 million, or $1.84 per basic common share ($1.81 per diluted common share), on total revenues of $194.5 million compared to net income of $79.8 million, or $1.85 per basic common share ($1.82 per diluted common share), on total revenues of $195.3 million, for the year ended December 31, 2000. Funds from operations ("FFO") was $106.9 million, or $2.68 per basic common share ($2.64 per diluted common share), for the year ended December 31, 2001 compared to $105.4 million, basic ($105.7 million, diluted), or $2.66 per basic common share ($2.62 per diluted common share), in 2000.

(Dollars in thousands)	2001	2000
REVENUES		
Master lease rental income	$ 99,962	$ 97,238
Property operating income	67,750	62,400
Straight line rent	5,749	7,827
Mortgage interest income	17,254	22,755
Management fees	1,533	2,785
Interest and other income	2,290	2,333
	194,538	195,338
EXPENSES		
General and administrative	10,110	8,739
Property operating expenses	26,515	22,628
Interest	38,110	42,995
Depreciation	40,823	38,994
Amortization	303	513
Provision for loss on investment	0	1,000
	115,861	114,869
Net income before net gain (loss) on sale of real estate properties	78,677	80,469
Net gain (loss) on sale of real estate properties	1,210	(668)
Net income	$ 79,887	$ 79,801

Total revenues for the year ended December 31, 2001 compared to the year ended December 31, 2000 decreased $0.8 million or 0.4% as discussed below:

- Master lease rent and property operating income increased $8.1 million or 5.1% due mainly to the acquisition of 15 revenue-producing properties, the commencement of operations during 2001 and 2000 of five properties that were previously under construction, offset partially by the disposal of nine properties during 2001 and 2000.
- Straight line rent income decreased $2.1 million or 26.6%. This decrease is due mainly to the identification during 2000 of additional leases acquired in 1998 for which straight line rent should be recognized. The amount of straight line rent income that was recorded in 2000 that related to prior years totaled approximately $1.2 million or $0.03 per basic and diluted common share.
- Mortgage interest income decreased $5.5 million or 24.2% for 2001 compared to 2000 due mainly to the repayment of 42 mortgages during 2000 and 2001.
- Management fees decreased $1.3 million or 45.0% from 2000 to 2001 due mainly to the loss of property and asset management contracts related to 3.7 million square feet.

Total expenses for the year ended December 31, 2001 compared to the year ended December 31, 2000 increased $1.0 million or 0.9% as discussed below:

- General and administrative expenses increased $1.4 million or 15.7% for 2001 compared to 2000 due mainly to certain debt-related charges in the third quarter of 2001 and an increase in the number of employees and related compensation for portfolio management, development and other service-based activities.
- Property operating expenses and depreciation expense for 2001 compared to 2000 increased $3.9 million or 17.2% and $1.8 million or 4.7%, respectively due mainly to the acquisition of 15 revenue-producing properties, the commencement of operations during 2001 and 2000 of five properties that were previously under construction, offset partially by the disposal of nine properties during 2001 and 2000.
- Interest expense for 2001 compared to 2000 decreased $4.9 million or 11.4% due mainly to the continuing decrease in interest rates along with a reduction in total debt outstanding from 2000 to 2001.
- In 2000, the Company fully reserved for its $1.0 million investment in the preferred stock of a private assisted living company that was acquired in 1998 in its merger with Capstone Capital Corporation.

LIQUIDITY AND CAPITAL RESOURCES

Debt Obligations

As discussed in more detail in Note 4 to the Consolidated Financial Statements, for 2002 and thereafter, the Company has been or is committed to pay interest and outstanding principal balances on its notes and bonds payable as follows (dollars in millions):

	Balance at December 31, 2002	Balance at December 31, 2001	Maturity Date	Contractual Interest Rates at 12/31/02	Interest Payments	Principal Payments
Unsecured credit facility due 2004[1]	$ 84.0	$ 38.0	7/04	LIBOR +1.15%	Quarterly	At maturity
Senior notes due 2002	0	18.0	9/02	7.41%	Semi-Annual	$18 million annually
Senior notes due 2006	70.0	70.0	4/06	9.49%	Semi-Annual	$20.3 million in 2004, 2005 and $29.4 million in 2006
Senior notes due 2011, net	315.2	298.9	5/11	8.125%	Semi-Annual	At maturity
Mortgage notes payable	72.4	75.6	9/04-7/26	7.22%-8.50%	Monthly	Monthly or at maturity
Other note payable	3.5	4.7	7/05	7.53%	Semi-Annual	Semi-annually
	$ 545.1	$ 505.2				

[1] The Company pays a quarterly facility fee of 0.2% on the commitment.

In 2001, the Company focused on reorganizing its debt structure and repaying or replacing debt instruments having shorter maturities with debt instruments having longer maturities. As a result of these efforts, at December 31, 2002, substantially all of the Company's outstanding principal debt balances are due after 2003 (with 65% due after 2007). Further, at December 31, 2002, the Company had borrowing capacity remaining of $54.0 million under the Unsecured Credit Facility due 2004.

Moody's Investors Service, Standard and Poor's, and Fitch Ratings rate our senior debt Baa3, BBB-, and BBB, respectively. For the year ended December 31, 2002, the Company's earnings covered fixed charges at a ratio of 2.93 to 1.00, the Company's stockholders' equity totaled approximately $908.0 million and its debt to total capitalization ratio, on a book basis, was approximately 0.375 to 1.

At December 31, 2002, the Company was in compliance with the debt covenant requirements under its various debt instruments.

Following the reorganization of the Company's debt structure in 2001, the Company's outstanding debt was primarily fixed rate. The Company's practice and objective has been to protect itself against changes in fair value due to changes in market interest rates by maintaining a mix of variable and fixed rate debt. In order to accomplish this objective, in June 2001, the Company entered into interest rate swap agreements with two lending institutions for notional amounts totaling $125.0 million which are expected to offset changes in the fair value of $125.0 million of the Senior Notes due 2011. In both interest rate swaps, the Company receives an 8.125% fixed rate and pays a variable rate of LIBOR plus 1.99%. The swaps are not callable for the first five years. After five years, the swaps are callable, at fair value, by either party if, and only if, the other party is downgraded below investment grade by two or more rating agencies. These derivative instruments meet all requirements of a fair value hedge and are accounted for using the "shortcut method" as set forth in Financial Accounting Standards Board Statement No. 133. As such, changes in fair value will have no impact on the income statement. At December 31, 2002, the aggregate fair value of the hedge totaling $16.6 million is reported in other assets with an offsetting increase to the Senior Notes due 2011 included in notes and bonds payable on the Company's balance sheet.

Shelf Registration

As of December 31, 2002, the Company can issue an aggregate of approximately $167.1 million of securities remaining under its currently effective registration statement. Should the market permit, the Company may issue securities under this registration statement. The Company may, under certain circumstances, borrow additional amounts in connection with the renovation or expansion of its properties, the acquisition or development of additional properties or, as necessary, to meet distribution requirements for REITs under the Internal Revenue Code. The Company may raise additional capital or make investments by issuing, in public or private transactions, its equity and debt securities, but the availability and terms of any such issuance will depend upon market and other conditions.

Security Deposits and Letters of Credit

Generally, the Company may, at its discretion and upon notification to the operator, draw upon security deposits and letters of credit if an operator is in default under its lease or mortgage loan. As of December 31, 2002, the Company held approximately $5.9 million in letters of credit, security deposits, debt service reserves and capital replacement reserves.

Acquisitions and Dispositions during the Fourth Quarter of 2002

During the fourth quarter of 2002, the Company acquired a 135,000 square foot medical office building in Houston, Texas for approximately $19.1 million.

During the fourth quarter of 2002, the Company sold a 144,000 square foot ancillary hospital facility in Atlanta, Georgia, a 14,000 square foot assisted living facility in St. Petersburg, Florida, and a 17,000 square foot medical office building in Cheyenne, Wyoming that is associated with another facility that the Company continues to own for approximately $13.7 million in net proceeds. Also, mortgage notes receivable on two assisted living facilities, a 43,000 square foot facility in Albuquerque, New Mexico and a 62,000 square foot facility in Newhall, California were repaid totaling approximately $4.8 million in net proceeds. The proceeds were used to partially repay the Unsecured Credit Facility due 2004 and for general corporate purposes.

Cash Flows

The Company generated net cash from operations in 2002 of $109.0 million, an increase of $13.5 million from 2001 and a decrease of $16.3 million from 2000. These fluctuations from year to year resulted primarily from changes in other assets, other liabilities, and accounts payable and accrued expenses. Other significant sources and uses of cash for investing and financing activities are set forth in the Statements of Cash Flows in the Consolidated Financial Statements.

Construction in Progress

As of December 31, 2002, the Company had a net investment of approximately $10.5 million in three build-to-suit developments in progress that have a total remaining funding commitment of approximately $10.8 million. The Company intends to fund these commitments with internally generated cash flow, proceeds from the Unsecured Credit Facility due 2004, proceeds from the sale of additional assets, proceeds from additional repayments of mortgage notes receivable, or additional capital market financing.

Dividends

On January 28, 2003, the Company declared an increase in its quarterly common stock dividend from $0.605 per share ($2.42 annualized) to $0.61 per share ($2.44 annualized) payable on March 6, 2003 to shareholders of record on February 14, 2003. While the Company has no present plans to change its quarterly common stock dividend policy, the dividend policy is reviewed each quarter by the board of directors.

During 2002, the Company paid quarterly dividends on its 8 7/8% Series A Voting Cumulative Preferred Stock totaling $1.85 per share.

Preferred Stock Redemption

On September 30, 2002, the Company redeemed all of its 8 7/8% Series A Voting Cumulative Preferred Stock at a redemption price of $25.00 per share, plus accrued dividends of $0.18896 per share from August 30, 2002 to the redemption date, for a total redemption price of $25.18896 per share. The aggregate cost of the redemption was $75,566,881.

Common Stock Repurchase

On October 24, 2002, the Company announced that its Board of Directors authorized management to repurchase up to one million shares of the Company's common stock at such times and upon such terms as management may determine.

Liquidity

Under the terms of the leases and other financial support agreements the Company has relating to most properties, the tenants or healthcare providers are generally responsible for paying the operating expenses and taxes relating to the properties. As a result of these arrangements, with limited exceptions not material to the Company's overall performance, the Company does not believe any increases in property operating expenses or taxes would significantly impact the Company's operating results during the respective terms of the agreements. The Company anticipates entering into similar arrangements with respect to additional properties it acquires or develops. After the term of the leases or financial support agreements, or in the event the financial obligations required by the agreement are not met, the Company anticipates that any expenditures it might become responsible for in maintaining the properties will be funded by occupancy tenants, by cash from operations and, in the case of major expenditures, possibly by borrowings. To the extent that unanticipated expenditures or significant borrowings are required, our cash available for distribution and liquidity may be adversely affected.

The Company plans to continue to meet its liquidity needs, including funding additional investments in 2003, paying quarterly dividends and funding debt service from its cash flows, proceeds from the Unsecured Credit Facility due 2004, proceeds of mortgage notes receivable repayments, sales of real estate investments, or additional capital market financing. The Company believes that its liquidity and sources of capital are adequate to satisfy its cash requirements. The Company cannot, however, be certain that these sources of funds will be available at a time and upon terms acceptable to us in sufficient amounts to meet its liquidity needs.

Impact of Inflation

Inflation has not significantly affected the Company's earnings due to the moderate inflation rate in recent years and the fact that most of the Company's leases and financial support arrangements require tenants and sponsors to pay all or some portion of the increases in operating expenses, thereby reducing the Company's risk of the adverse effects of inflation. In addition, inflation will have the effect of increasing gross revenues under the terms of the leases and financial support arrangements. Leases and financial support arrangements vary in the remaining terms of obligations from one to twenty years, further reducing the Company's risk of any adverse effects of inflation. Interest payable under the interest rate swaps and the Unsecured Credit Facility due 2004 is calculated at a variable rate; therefore, the amount of interest payable under the swaps and the unsecured credit facility will be influenced by changes in short-term rates, which tend to be sensitive to inflation. Generally, changes in inflation and interest rates tend to move in the same direction. During periods where interest rate increases outpace inflation, the Company's operating results should be negatively impacted. Likewise, when increases in inflation outpace increases in interest rates, the Company's operating results should be positively impacted.

Market Risk

The Company is exposed to market risk, in the form of changing interest rates, on its debt and mortgage notes receivable. Management uses daily monitoring of market conditions and analytical techniques to manage this risk. The Company has no market risk with respect to foreign currency fluctuations.

In 2001, the Company entered into interest rate swap agreements with two lending institutions which are expected to offset changes in the fair value of $125 million of the Senior Notes due 2011. At December 31, 2002 and 2001, the fair value of the hedge is reported in other assets with an offsetting increase to the Senior Notes due 2011 included in notes and bonds payable on the Company's balance sheets. (See Note 4 for further details)

At December 31, 2002 and 2001, the fair value of the Company's variable rate debt approximated its carrying value of $225.0 million and $162.8 million, respectively. Because the interest rate is variable with market interest rates, the carrying amount of variable rate debt will always approximate its fair value. Assuming the December 31, 2002 and 2001 carrying value of $225.0 million and $162.8 million, respectively, is held constant, the hypothetical increase in interest expense resulting from a one percentage point increase in interest rates, would be $2.25 million and $1.6 million, respectively. The interest rate on variable rate debt is based on and variable with the London interbank offered rate ("LIBOR").

At December 31, 2002 and 2001, the carrying value of the Company's fixed rate debt was $320.1 million and $342.4 million, respectively, and the fair value of the Company's fixed rate debt was approximately $362.8 million and $356.9 million, respectively. The fair value is based on the present value of future cash flows discounted at the market rate of interest. Market risk, expressed as the hypothetical decrease in fair value resulting from a one percentage point increase in interest rates is $14.8 million and $18.3 million, respectively, for aggregate fixed rate debt.

At December 31, 2002 and 2001, the carrying value of the Company's fixed rate mortgage notes receivable was $102.4 million and $122.1 million, respectively, and the fair value was approximately $115.8 million and $124.2 million, respectively. The fair value is based on the present value of future cash flows discounted at an assumed market rate of interest. Because no market rates of interest are published for these assets, the market rate of interest is assumed to be the same spread to U.S. Treasury yields for comparable maturities that existed when the mortgage notes receivable were acquired in a 1998 acquisition, adjusted to published U.S. Treasury yields. Market risk, expressed as the hypothetical decrease in fair value resulting from a one percentage point increase in interest rates, is $12.5 million and $7.7 million for December 31, 2002 and 2001, respectively, on the aggregate portfolio of fixed rate mortgage notes receivable.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Cautionary Language Regarding Forward Looking Statements

This Annual Report to Shareholders and other materials the Company has filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by senior management of the Company, contain, or will contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as "may," "will," "expect," "believe," "intend," "plan," "estimate," "project," "continue," "should" and other comparable terms. These forward-looking statements are based on the current plans and expectations of management and are subject to a number of risks and uncertainties that could significantly affect the Company's current plans and expectations and future financial condition and results. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Shareholders and investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in the Company's filings and reports. For a detailed discussion of the risk factors associated with the Company, please refer to the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2002.

Report of
INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Healthcare Realty Trust Incorporated

We have audited the accompanying consolidated balance sheets of Healthcare Realty Trust Incorporated as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Healthcare Realty Trust Incorporated at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Nashville, Tennessee
January 29, 2003

Consolidated
BALANCE SHEETS

(Dollars in thousands)	December 31, 2002	December 31, 2001
ASSETS		
Real estate properties:		
Land	$ 135,791	$ 149,522
Buildings and improvements	1,332,872	1,348,031
Personal property	5,730	5,405
Construction in progress	10,546	18,255
	1,484,939	1,521,213
Less accumulated depreciation	(192,293)	(159,989)
Total real estate properties, net	1,292,646	1,361,224
Cash and cash equivalents	402	2,930
Mortgage notes receivable	102,792	122,074
Other assets, net	93,706	69,253
Total assets	$ 1,489,546	$ 1,555,481
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Notes and bonds payable	$ 545,063	$ 505,222
Accounts payable and accrued liabilities	24,960	12,203
Other liabilities	11,324	25,969
Total liabilities	581,347	543,394
Commitments and contingencies	–	–
Stockholders' equity:		
Preferred stock, $.01 par value; 50,000,000 shares authorized; issued and outstanding 2002 – none; and 2001 - 3,000,000	0	30
Common stock, $.01 par value; 150,000,000 shares authorized; issued and outstanding 2002 – 41,823,564; 2001 – 41,465,919	418	414
Additional paid-in capital	1,024,467	1,089,127
Deferred compensation	(16,251)	(12,852)
Cumulative net income	445,152	375,061
Cumulative dividends	(545,587)	(439,693)
Total stockholders' equity	908,199	1,012,087
Total liabilities and stockholders' equity	$ 1,489,546	$ 1,555,481

See accompanying notes.

Consolidated
STATEMENTS OF INCOME

(Dollars in thousands, except per share data)	Year Ended December 31, 2002	2001	2000
REVENUES			
Master lease rental income	$ 98,067	$ 99,962	$ 97,238
Property operating income	76,590	67,750	62,400
Straight line rent	3,143	5,749	7,827
Mortgage interest income	13,308	17,254	22,755
Management fees	1,090	1,533	2,785
Interest and other income	2,329	2,290	2,333
	194,527	194,538	195,338
EXPENSES			
General and administrative	22,228	10,110	8,739
Property operating expenses	29,803	26,515	22,628
Interest	34,195	38,110	42,995
Depreciation	41,467	40,823	38,994
Amortization	131	303	513
Provision for loss on investment	0	0	1,000
	127,824	115,861	114,869
Net income before net gain (loss) on sale of real estate properties	66,703	78,677	80,469
Net gain (loss) on sale of real estate properties	3,388	1,210	(668)
Net income	$ 70,091	$ 79,887	$ 79,801
Net income per common share - Basic	$ 1.57	$ 1.84	$ 1.85
Net income per common share - Diluted	$ 1.55	$ 1.81	$ 1.82
Weighted average common shares outstanding - Basic	40,974,532	39,840,285	39,544,400
Weighted average common shares outstanding - Diluted	41,606,068	40,463,158	40,301,409
Dividend declared, per common share, during the period	$ 2.39	$ 2.31	$ 2.23

See accompanying notes.

Consolidated
STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands, except per share data)	Preferred Stock	Common Stock	Additional Paid-In Capital	Deferred Compensation	Cumulative Net Income	Cumulative Dividends	Total Stockholders' Equity
Balance at December 31, 1999	$ 30	$ 400	$1,054,405	$ (9,509)	$215,373	$ (242,796)	$ 1,017,903
Issuance of stock	–	2	5,171	–	–	–	5,173
Shares awarded as deferred stock compensation	–	1	1,614	(1,606)	–	–	9
Deferred stock compensation amortization	–	–	–	1,385	–	–	1,385
Net income	–	–	–	–	79,801	–	79,801
Dividends – common ($2.23 per share)	–	–	–	–	–	(89,577)	(89,577)
Dividends – preferred ($2.22 per share)	–	–	–	–	–	(6,657)	(6,657)
Balance at December 31, 2000	30	403	1,061,190	(9,730)	295,174	(339,030)	1,008,037
Issuance of stock	–	9	22,932	–	–	–	22,941
Shares awarded as deferred stock compensation	–	2	5,005	(5,007)	–	–	0
Deferred stock compensation amortization	–	–	–	1,885	–	–	1,885
Net income	–	–	–	–	79,887	–	79,887
Dividends – common ($2.31 per share)	–	–	–	–	–	(94,007)	(94,007)
Dividends – preferred ($2.22 per share)	–	–	–	–	–	(6,656)	(6,656)
Balance at December 31, 2001	30	414	1,089,127	(12,852)	375,061	(439,693)	1,012,087
Issuance of stock	–	3	6,068	–	–	–	6,071
Preferred stock redemption	(30)	–	(74,970)	–	–	–	(75,000)
Common stock redemption	–	(4)	(10,898)	–	–	–	(10,902)
Shares awarded as deferred stock compensation	–	5	15,140	(15,145)	–	–	0
Accelerated vesting of deferred compensation	–	–	–	8,674	–	–	8,674
Deferred stock compensation amortization	–	–	–	3,072	–	–	3,072
Net income	–	–	–	–	70,091	–	70,091
Dividends – common ($2.39 per share)	–	–	–	–	–	(100,335)	(100,335)
Dividends – preferred ($1.85 per share)	–	–	–	–	–	(5,559)	(5,559)
Balance at December 31, 2002	$ 0	$ 418	$1,024,467	$(16,251)	$445,152	$ (545,587)	$ 908,199

See accompanying notes.

Consolidated Statements of
CASH FLOWS

(In thousands)	Year Ended December 31, 2002	2001	2000
OPERATING ACTIVITIES			
Net income	$ 70,091	$ 79,887	$ 79,801
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	43,486	43,244	41,553
Deferred compensation amortization	3,072	1,885	1,385
Increase (decrease) in other liabilities	(2,818)	165	11,438
Increase in other assets	(8,803)	(19,694)	(6,714)
Accelerated vesting of deferred compensation	8,674	0	0
Increase (decrease) in accounts payable and accrued liabilities	1,855	(3,121)	5,056
Increase in straight line rent	(3,143)	(5,604)	(7,827)
Net (gain) loss on sales of real estate	(3,388)	(1,210)	668
Net cash provided by operating activities	109,026	95,552	125,360
INVESTING ACTIVITIES			
Acquisition and development of real estate properties	(43,741)	(53,971)	(97,750)
Funding of mortgages	(3,978)	(2,962)	(7,955)
Proceeds from mortgage payments/sales	22,624	51,811	86,610
Proceeds from sale of real estate	81,267	24,858	15,048
Net cash provided by (used in) investing activities	56,172	19,736	(4,047)
FINANCING ACTIVITIES			
Borrowings on notes and bonds payable	218,500	520,652	151,760
Repayments on notes and bonds payable	(207,193)	(552,866)	(179,419)
Dividends paid	(105,894)	(100,663)	(96,234)
Preferred stock redemption	(75,000)	0	0
Proceeds from issuance of common stock	1,861	18,731	972
Net cash used in financing activities	(167,726)	(114,146)	(122,921)
Increase (decrease) in cash and cash equivalents	(2,528)	1,142	(1,608)
Cash and cash equivalents, beginning of year	2,930	1,788	3,396
Cash and cash equivalents, end of year	$ 402	$ 2,930	$ 1,788

See accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Healthcare Realty Trust Incorporated (the "Company") invests in healthcare-related properties and mortgages located throughout the United States, including ancillary hospital facilities, skilled nursing facilities, physician clinics, comprehensive ambulatory care centers, medical office buildings, inpatient rehabilitation facilities, assisted living facilities, other inpatient facilities and other outpatient facilities. The Company provides management, leasing and build-to-suit development, and capital for the construction of new facilities as well as for the acquisition of existing properties. These activities constitute a single business segment as defined by the Financial Accounting Standards Board Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." As of December 31, 2002, the Company had invested in 221 properties and mortgages located in 28 states, affiliated with 60 healthcare-related entities.

Basis of Presentation

The financial statements include the accounts of the Company, its wholly owned subsidiaries and certain other affiliated corporations with respect to which the Company controls the operating activities and receives substantially all economic benefits. Significant inter-company accounts and transactions have been eliminated.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. A discussion of our critical accounting policies involving management's estimates and assumptions is included in Management's Discussion and Analysis of Financial Condition.

Real Estate Properties

Real estate properties are recorded at cost, which includes both direct and indirect costs. Direct costs generally include construction costs, professional services such as architectural and legal costs, travel expenses, and other acquisition costs. Indirect costs include capitalized interest and overhead costs. The cost of real properties acquired is allocated between land, buildings, and personal property based upon estimated market values at the time of acquisition. Depreciation is provided for on a straight-line basis over the following estimated useful lives:

Land improvements	15 years
Buildings and improvements	31.5 or 39.0 years
Personal property	5.0 to 7.0 years

As required by Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we must assess the potential for impairment of our long-lived assets, including real estate properties whenever events occur or a change in circumstances indicate that the recorded value might not be fully recoverable. At December 31, 2002, we noted no impairment issues and recorded no impairment loss.

Mortgage Notes Receivable

Mortgage notes receivable, substantially all of which were acquired in a 1998 acquisition, were recorded at their fair value at the date of acquisition. As of December 31, 2002, the mortgage portfolio had a weighted average maturity of approximately 4.2 years. Interest rates ranged from 8.51% to 16.60% and are generally adjustable each year to reflect actual increases in the Consumer Price Index subject to various minimum increases. Substantially all of the mortgages are subject to a prepayment penalty.

Notes to
CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

Short-term investments with maturities of three months or less at date of purchase are classified as cash equivalents.

Federal Income Taxes

No provision has been made for federal income taxes. The Company intends at all times to qualify as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Company must distribute at least 90% per annum (95% for years prior to 2001) of its real estate investment trust taxable income to its stockholders and meet other requirements to continue to qualify as a real estate investment trust.

Other Assets

Other assets consist primarily of receivables, deferred costs and intangible assets and goodwill. Deferred financing costs are amortized over the term of the related credit facility using the interest method. Intangible assets are amortized straight-line over the applicable lives of the assets, which range from three to forty years. Accumulated amortization was $5.3 million and $3.8 million at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001 the Company's receivable balances were approximately $46.2 million and $34.6 million, respectively, with allowances for uncollectible accounts of approximately $6.8 million and $4.4 million, respectively. As required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," the Company ceased amortizing goodwill effective January 1, 2002. In lieu of continued amortization, management performs an annual goodwill impairment review. The 2002 review indicated no impairment of goodwill. Goodwill amortization expense for the year ended December 31, 2001 was approximately $106,000.

Revenue Recognition

Rental income related to non-cancelable operating leases is recognized as earned over the life of the lease agreements on a straight-line basis. Any additional rent, as defined in each lease agreement, is recognized as earned. The Company had two customers in each of the years ended 2002, 2001 and 2000 who accounted for more than 10% of the Company's revenues. Healthsouth and HCA Inc. accounted for 13% and 11%, respectively, of revenues for each of the three years 2002, 2001 and 2000.

Stock Issued to Employees

The Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its equity-based awards to employees.

The following table represents the effect on net income and earnings per share for the three years in the period ended December 31, 2002 as if the Company had applied the fair value-based method and recognition provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," (dollars in thousands, except for per share data):

	2002	2001	2000
Net income, as reported	$ 70,091	$ 79,887	$ 79,801
Compensation expense for equity-based awards to employees under the fair value method	(460)	(493)	(486)
Pro-forma net income	$ 69,631	$ 79,394	$ 79,315
Earnings per share, as reported			
Basic	$ 1.57	$ 1.84	$ 1.85
Assuming dilution	$ 1.55	$ 1.81	$ 1.82
Pro-forma earnings per share			
Basic	$ 1.56	$ 1.83	$ 1.84
Assuming dilution	$ 1.54	$ 1.80	$ 1.81

Net Income Per Share

Basic earnings per share is calculated using weighted average shares outstanding less issued and outstanding but unvested restricted shares of Common Stock.

Diluted earnings per share is calculated using weighted average shares outstanding plus the dilutive effect of convertible debt and restricted shares of Common Stock and outstanding stock options, using the treasury stock method and the average stock price during the period.

Reclassification

Certain reclassifications have been made in the financial statements for the years ended 2001 and 2000 to conform to the 2002 presentation. These reclassifications had no effect on the results of operations as previously reported.

New Pronouncements

In July 2001, the Financial Accounting Standards Board (the "FASB") issued Statement No. 142, "Accounting for Goodwill and Intangible Assets" ("FAS 142"). FAS 142 became effective for us January 1, 2002. FAS 142, which supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets", requires companies to no longer amortize goodwill and other indefinite lived intangible assets but review the assets at least annually for impairment. Intangible assets with definite lives will continue to be amortized. The adoption of FAS 142 had no material impact on the financials for the Company for the year ended December 31, 2002; and our 2002 review indicated no impairment in our $4.2 million goodwill asset.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" ("FAS 121"), and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), for the disposal of a segment of a business as previously defined in that Opinion. FAS 144 retains the fundamental provisions of FAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with FAS 121. Unlike FAS 121, however, an impairment assessment under FAS 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under FAS 142 as discussed in the previous paragraph. FAS 144 also broadens the scope of defining discontinued operations. The provisions of FAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. Under the provisions of FAS 144, the identification and classification of a property as held for sale, or the termination of any of the Company's management contracts for a managed-only property, by expiration or otherwise, would result in the classification of the operating results of such property, net of taxes, as a discontinued operation, so long as the financial results can be clearly identified and the Company does not have any significant continuing involvement in the operations of the property after the disposal or termination. The Company adopted FAS 144 on January 1, 2002.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("FAS 145"). FAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", which requires all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in APB 30 will now be used to classify those gains and losses. FAS 145 amends FASB Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. FAS 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, they may change accounting practices in some instances. The provisions of FAS 145 are effective for financial statements issued for fiscal years beginning after May 15, 2002.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("Issue 94-3"). FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of FAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Adoption of FAS 146 is not expected to have a material impact on the Company's financial statements.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. As allowed by SFAS No. 123, the Company has elected to continue to utilize the accounting method prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 123 as of December 31, 2002.

2. Real Estate Property Leases

The Company's properties are generally leased or supported pursuant to non-cancelable, fixed-term operating leases and other financial support arrangements with expiration dates through 2022. Some leases and financial arrangements provide for fixed rent renewal terms of five years, or multiples thereof, in addition to market rent renewal terms. Some leases provide the lessee, during the term of the lease and for a short period thereafter, with an option and a right of first refusal to purchase the leased property. Each lease generally requires the lessee to pay minimum rent, additional rent based upon fixed percentage increases or increases in the Consumer Price Index and all taxes (including property tax), insurance, maintenance and other operating costs associated with the leased property.

Future minimum lease and guaranty payments under the non-cancelable operating leases and financial support arrangements as of December 31, 2002 are as follows (in thousands):

2003	$ 158,532
2004	151,637
2005	139,491
2006	131,874
2007	123,960
2008 and thereafter	475,905
	$ 1,181,399

3. Real Estate Properties

The following table summarizes the Company's real estate properties by type of facility and by state as of December 31, 2002 (dollars in thousands).

	Number of Facilities [1]	Land	Buildings and Improvements and CIP	Personal Property	Total	Accumulated Depreciation
Ancillary Hospital Facilities:						
California	8	$ 17,037	$ 59,982	$ 74	$ 77,093	$ 10,947
Florida	10	4,015	66,461	117	70,593	12,265
Tennessee	5	3,648	54,595	99	58,342	2,755
Texas	9	8,182	56,261	281	64,724	12,887
Virginia	6	4,156	47,873	74	52,103	8,747
Other states	16	10,612	147,700	82	158,394	18,285
	54	47,651	432,872	727	481,250	65,886
Skilled Nursing Facilities:						
Colorado	3	2,886	23,522	0	26,408	3,471
Oklahoma	5	120	13,221	0	13,341	1,129
Pennsylvania	3	479	20,595	0	21,074	2,735
Texas	2	1,795	17,671	0	19,466	2,699
Virginia	6	1,452	35,766	0	37,218	4,731
Other states	12	5,188	51,098	215	56,501	10,033
	31	11,920	161,873	215	174,008	24,798
Physician Clinics:						
Florida	9	12,089	44,029	51	56,169	7,878
Illinois	1	207	11,732	0	11,939	1,549
Massachusetts	3	2,658	17,181	0	19,839	2,271
Tennessee	5	2,943	8,395	0	11,338	1,064
Texas	1	5,134	12,180	0	17,314	1,608
Other states	8	2,557	20,139	0	22,696	2,904
	27	25,588	113,656	51	139,295	17,274
Comprehensive Ambulatory Care Centers:						
Arizona	1	2,095	11,382	5	13,482	1,085
California	1	3,375	29,037	0	32,412	3,946
Florida	6	2,009	56,418	12	58,439	6,634
Missouri	3	3,726	24,722	3	28,451	3,069
Texas	2	1,669	20,480	73	22,222	5,106
	13	12,874	142,039	93	155,006	19,840
Medical Office Buildings:						
Florida	2	2,027	7,896	1	9,924	994
Pennsylvania	1	0	9,427	13	9,440	96
Tennessee	2	1,734	9,808	5	11,547	1,221
Texas	3	3,459	25,947	430	29,836	2,542
Virginia	4	1,926	12,358	130	14,414	2,349
	12	9,146	65,436	579	75,161	7,202
Inpatient Rehabilitation Facilities:						
Alabama	1	0	17,722	0	17,722	1,926
Florida	1	0	11,702	0	11,702	1,272
Pennsylvania	6	4,718	109,149	0	113,867	13,561
Texas	1	1,117	12,086	0	13,203	1,598
	9	5,835	150,659	0	156,494	18,356
Assisted Living Facilities:						
Florida	2	1,735	20,134	0	21,869	1,872
New Jersey	2	1,809	17,238	0	19,047	2,136
Pennsylvania	7	1,425	29,645	0	31,070	3,840
Texas	8	0	72,563	12	72,575	9,571
Virginia	3	889	16,506	0	17,395	2,164
Other states	14	3,120	56,117	0	59,237	6,033
	36	8,978	212,203	12	221,193	25,616
Other Inpatient Facilities:						
California	1	1,362	11,326	0	12,688	2,432
Michigan	1	4,405	9,454	0	13,859	1,254
Pennsylvania	1	0	2,904	0	2,904	0
Texas	1	506	5,516	0	6,022	773
	4	6,273	29,200	0	35,473	4,459
Other Outpatient Facilities:						
Alabama	2	817	10,663	8	11,488	2,886
Florida	2	3,111	6,444	0	9,555	663
Missouri	1	849	3,720	0	4,579	490
Mississippi	1	538	3,723	30	4,291	908
Nevada	1	940	2,861	0	3,801	620
Other states	5	1,271	8,069	8	9,348	1,316
	12	7,526	35,480	46	43,052	6,883
Corporate Property		0	0	4,007	4,007	1,979
Total Property	198	$ 135,791	$1,343,418	$5,730	$1,484,939	$192,293

[1] *Includes three lessee developments.*

4. Notes and Bonds Payable

Notes and bonds payable at December 31, 2002 and 2001 consisted of the following (in thousands):

	December 31, 2002	December 31, 2001
Unsecured credit facility due 2004	$ 84,000	$ 38,000
Senior notes due 2002	0	18,000
Senior notes due 2006	70,000	70,000
Senior notes due 2011, net	315,225	298,906
Mortgage notes payable	72,338	75,649
Other note payable	3,500	4,667
	$ 545,063	$ 505,222

Unsecured Credit Facility due 2004

In July 2001, the Company entered into a $150 million credit facility (the "Unsecured Credit facility due 2004") that bears interest at LIBOR rates plus 1.15%, payable quarterly, and matures in July 2004. In addition, the Company pays a facility fee of 0.2% on the commitment. The Unsecured Credit Facility due 2004 contains certain representations, warranties, and financial and other covenants customary in such loan agreements. At December 31, 2002, the Company had borrowing capacity remaining of $54.0 million under the Unsecured Credit Facility due 2004.

Senior Notes due 2002

In September 1995, the Company privately placed $90.0 million of unsecured senior notes (the "Senior Notes due 2002") with 16 institutions. These notes were fully repaid upon maturity on September 1, 2002.

Senior Notes due 2006

In April 2000, the Company privately placed $70.0 million of unsecured senior notes (the "Senior Notes due 2006") with multiple purchasers affiliated with two lending institutions. The Senior Notes due 2006 bear interest at 9.49%, payable semi-annually, and mature on April 1, 2006. On April 1, 2004 and 2005, the Company must repay $20.3 million of the principal with the remaining principal balance of $29.4 million payable upon maturity. The note agreements pursuant to which the Senior Notes due 2006 were purchased contain certain representations, warranties and financial and other covenants customary in such loan agreements.

Senior Notes due 2011

In May 2001, the Company publicly issued $300.0 million unsecured senior notes due 2011 (the "Senior Notes due 2011"). The Senior Notes due 2011 bear interest at 8.125%, payable semi-annually on May 1 and November 1, and are due on May 1, 2011, unless the Company redeems the notes earlier. The notes were issued at a discount of approximately $1.5 million, yielding an 8.202% interest rate per annum.

Interest Rate Swaps

Following the reorganization of the Company's debt structure in 2001, the Company's outstanding debt was primarily fixed rate. The Company's practice and objective has been to protect itself against changes in fair value due to changes in market interest rates by maintaining a mix of variable and fixed rate debt. In order to accomplish this objective, in June 2001, the Company entered into interest rate swap agreements with two lending institutions for notional amounts totaling $125.0 million which are expected to offset changes in the fair value of $125.0 million of the Senior Notes due 2011. In both interest rate swaps, the Company receives an 8.125% fixed rate and pays a variable rate of LIBOR plus 1.99%. The swaps are not callable for the first five years. After five years, the swaps are callable, at fair value, by either party if, and only if, the other party is downgraded below investment grade by two or more rating agencies. These derivative instruments meet all requirements of a fair value hedge and are accounted for using the "shortcut method" as set forth in Financial Accounting Standards Board Statement No. 133. As such, changes in fair value will have no impact on the income statement. At December 31, 2002, the aggregate fair value of the hedge totaling $16.6 million is reported in other assets with an offsetting increase to the Senior Notes due 2011 included in notes and bonds payable on the Company's balance sheet.

Mortgage Notes Payable

At December 31, 2002, the Company had outstanding 13 non-recourse mortgage notes payable, with the related collateral, as follows (dollars in millions):

	Original Balance	Effective Interest Rate	Maturity Date	Number of Notes Payable	Collateral	Investment in Collateral at December 31, 2002	Contractual Balance at December 31, 2002
Life Insurance Co.	$ 23.3	7.765%	7/26	1	Ancillary hospital facility	$ 43.9	$ 21.8
Life Insurance Co.	4.7	7.765%	1/17	1	Ancillary hospital facility	10.8	4.0
Life Insurance Co.	17.1	7.765%	4/04	3	Two ambulatory surgery centers & one ancillary hospital facility	37.7	15.7
Commercial Bank	35.0	7.220%	5/11	8	Nine ancillary hospital facilities & one physician clinic	78.2	30.8
				13		$ 170.6	$ 72.3

The $23.3 million note is payable in monthly installments of principal and interest based on a 30-year amortization with the final payment due in July 2026. The $4.7 million note is payable in monthly installments of principal and interest based on a 20-year amortization with the final payment due in January 2017. The three notes totaling $17.1 million are payable in monthly installments of principal and interest based on a 25-year amortization with a balloon payment of the unpaid balance in September 2004. The eight notes totaling $35.0 million and the related collateral are held by special purpose entities whose sole members are wholly owned subsidiaries. These eight fully amortizing notes are payable in monthly installments of principal and interest and mature in May 2011. The contractual interest rates for the 13 outstanding mortgage notes range from 7.22% to 8.50%.

Other Note Payable

In July, 1999, the Company entered into a $7.0 million note with a commercial bank. The note bears interest at 7.53%, is payable in equal semi-annual installments of principal and interest and fully amortizes in July 2005.

Other Long-Term Debt Information

Future maturities of long-term debt are as follows (in thousands):

2003	$ 4,596
2004	124,166
2005	25,071
2006	33,295
2007	4,206
2008 and thereafter	353,729
	$ 545,063

During the years ended December 31, 2002, 2001 and 2000, interest paid totaled $34.7 million, $37.8 million and $43.1 million, and capitalized interest totaled $1.4 million, $2.0 million and $1.8 million, respectively.

5. Stockholders' Equity

The Company had common and preferred shares outstanding for each of the three years ended December 31, as follows:

	Year Ended December 31,		
	2002	2001	2000
Common Shares			
Balance, beginning of period	41,465,919	40,314,399	40,004,579
Issuance of stock	242,004	919,656	206,603
Common stock redemption	(418,959)	–	–
Shares awarded as deferred stock compensation	534,600	231,864	103,217
Balance, end of period	41,823,564	41,465,919	40,314,399
Preferred Shares			
Balance, beginning of period	3,000,000	3,000,000	3,000,000
Preferred stock redemption	(3,000,000)	–	–
Balance, end of period	0	3,000,000	3,000,000

On September 30, 2002, the Company redeemed all of its 8 7/8% Series A Voting Cumulative Preferred Stock at a redemption price of $25.00 per share, plus accrued dividends of $0.18896 per share from August 30, 2002 to the redemption date, for a total redemption price of $25.18896 per share. The aggregate cost of the redemption was $75,566,881.

Effective December 31, 2002, the Company repurchased 418,959 shares from the former Chief Financial Officer pursuant to the terms of a retirement agreement. Payment for this repurchase was made January 8, 2003. Such shares were retired upon repurchase. The Company's 2002 financial statements reflect the repurchase as if the common stock redemption occurred on December 31, 2002.

In December 2001, the Company sold 525,000 shares of common stock, par value $.01 per share, in an underwritten public offering for net proceeds of $14.0 million.

Comprehensive income is the same as net income for the Company.

6. Benefit Plans

Executive Retirement Plan

The Company has an Executive Retirement Plan, under which an executive designated by the Compensation Committee of the Board of Directors may receive upon normal retirement (defined to be when the executive reaches age 65 and has completed five years of service with the Company) 60% of the executive's final average earnings (defined as the average of the executive's highest three years' earnings) plus 6% of final average earnings times years of service after age 60 (but not more than five years), less 100% of certain other retirement benefits received by the executive.

Retirement Plan for Outside Directors

The Company has a retirement plan for outside directors which upon retirement will pay annually, for a period not to exceed 15 years, an amount equal to the director's pay immediately preceding retirement from the Board.

Retirement Plan Information

Net expense for both the Executive Retirement Plan and the Retirement Plan for Outside Directors (the "Plans") for the two years in the period ended December 31, 2002 is comprised of the following (in thousands):

	2002	2001
Service cost	$ 321	$ 392
Interest cost	207	243
Other	21	14
	$ 549	$ 649

The Plans are un-funded and benefits will be paid from earnings of the Company. The following table sets forth the benefit obligations at December 31, 2002 and 2001 (in thousands).

	2002	2001
Benefit obligation at beginning of year	$ 4,134	$ 2,950
Service cost	321	392
Interest cost	207	243
Other	21	14
Actuarial gain (loss)	(74)	535
Benefit obligation at end of year	4,609	4,134
Unrecognized net actuarial (gain) loss	(377)	(452)
Net pension liability in accrued liabilities	$ 4,232	$ 3,682

Accounting for the Executive Retirement Plan for the years ended December 31, 2002 and 2001 assumes a discount rate of 7.40% and a compensation increase rate of 2.7%. Accounting for the Retirement Plan for Outside Directors assumes a discount rate of 7.40%.

7. STOCK PLANS

1993 Employees Stock Incentive Plan

The Company is authorized to issue stock representing up to 7.5% of its outstanding shares of common stock (the "Employee Plan Shares") under the 1993 Employees Stock Incentive Plan (the "Employee Plan"). As of December 31, 2002 and 2001, the Company had a total of 2,170,730 and 2,256,346 Employee Plan Shares authorized, respectively, which had not been issued. Effective January 1, 2003, the 1993 Employees Stock Incentive Plan expired and was replaced with the 2003 Employees Restricted Stock Incentive Plan. The terms of the 2003 Employees Stock Incentive Plan are substantially the same as the 1993 Employees Stock Incentive Plan. As of December 31, 2002 and 2001, the Company had issued a total of 966,037 and 853,598, and had specifically reserved, but not issued, a total of 335,000 and 333,750 Employee Plan Shares (the "Reserved Stock"), respectively, for performance-based awards to employees under the Employee Plan. The Employee Plan Shares are subject to fixed vesting periods varying from three to twelve years beginning on the date of issue. If an employee voluntarily terminates employment with the Company before the end of the vesting period, the shares are forfeited, at no cost to the Company. Once the Employee Plan Shares have been issued, the employee has the right to receive dividends and the right to vote the shares. For 2002 and 2001, compensation expense resulting from the amortization of the value of these shares was $2.9 million and $1.9 million, respectively.

Non-Employee Directors' Stock Plan

Pursuant to the 1995 Restricted Stock Plan for Non-Employee Directors (the "1995 Directors' Plan"), the directors' stock vests in each director upon the date three years from the date of issue and is subject to forfeiture prior to such date upon termination of the director's service, at no cost to the Company. As of December 31, 2002 and 2001, the Company had a total of 82,927 and 83,977 authorized shares under the 1995 Directors' Plan, respectively, that had not been issued. As of December 31, 2002 and 2001, the Company had issued a total of 17,073 and 16,023 shares, respectively, pursuant to the 1995 Directors' Plan. For 2002 and 2001, compensation expense resulting from the amortization of the value of these shares was $21,318 and $12,637, respectively.

Dividend Reinvestment Plan

The Company is authorized to issue 1,000,000 shares of common stock under the Dividend Reinvestment Plan. As of December 31, 2002 and 2001, the Company had a total of 760,832 and 789,582 shares authorized, respectively, which had not been issued.

Employee Stock Purchase Plan

Effective January 2000, the Company adopted the 2000 Employee Stock Purchase Plan (the "2000 Employee Purchase Plan") pursuant to which the Company is authorized to issue shares of common stock. The 2000 Employee Purchase Plan effectively replaces a 1995 Employee Purchase Plan (the "1995 Employee Purchase Plan"). All options issued under the 1995 Employee Purchase Plan (the "1995 Employee Purchase Plan") expired in April 2002. As of December 31, 2002 and 2001, the Company had a total of 705,254 and 628,211 shares authorized collectively under the 2000 and 1995 Employee Purchase Plans, respectively, which had not been issued or optioned. Under the 2000 Employee Purchase Plan, each eligible employee as of January 2000 and each subsequent January 1 has been granted an option to purchase up to $25,000 of common stock at the lesser of 85% of the market price on the date of grant or 85% of the market price on the date of exercise of such option (the "Exercise Date"). The number of shares subject to each year's option becomes fixed on the date of grant. Options granted under both the 2000 and 1995 Employee Purchase Plans expire if not exercised 27 months after each such option's date of grant.

A summary of the Employee Purchase Plans' collective activity and related information for the years ended December 31 is as follows:

	All Options		
	2002	2001	2000
Outstanding, beginning of year	260,962	266,007	158,605
Granted	156,992	204,624	289,272
Exercised	(65,406)	(39,359)	(2,892)
Forfeited	(87,553)	(90,678)	(136,003)
Expired	(77,906)	(79,632)	(42,975)
Outstanding and exercisable at end of year	187,089	260,962	266,007
Weighted-average fair value of options granted during the year (calculated as of the grant date)	$ 2.93	$ 2.41	$ 1.68
Weighted-average exercise price of options exercised during the year	$ 18.02	$ 15.57	$ 14.84
Weighted-average exercise price of options outstanding (calculated as of December 31)	$ 21.43	$ 16.72	$ 17.72
Range of exercise prices of options outstanding (calculated as of December 31)	$14.98-$23.80	$14.98-$23.75	$14.98-$23.76
Weighted-average contractual life of outstanding options (calculated as of December 31, in years)	0.8	0.8	0.9

The fair value for these options was estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 2002, 2001 and 2000: risk-free interest rates of 1.70%, 2.47% and 5.36%; dividend yields of 8.79%, 8.50% and 13.05%; volatility factors of the expected market price of the Company's common stock of .179, .185 and .187; and an expected life of each option of 1.13 years, respectively.

8. ACCERERATED VESTING OF DEFFERED COMPENSATION AND RELATED CHARGES

During the fourth quarter of 2002, the Company recorded an $11.8 million charge, which was comprised of the accelerated vesting of deferred compensation relating to the retirement of an executive officer as well as severance-related, project and other costs associated with the elimination of other officer and employee positions. This charge is included in general and administrative expenses.

9. NET INCOME PER SHARE

The table below sets forth the computation of basic and diluted earnings per share as required by FASB Statement No. 128 for the three years in the period ended December 31, 2002 (dollars in thousands, except per share data).

	Year Ended December 31,		
	2002	2001	2000
Basic EPS			
Average Shares Outstanding	41,919,834	40,678,069	40,151,220
Actual Restricted Stock Shares	(945,302)	(837,784)	(606,820)
Denominator – Basic	40,974,532	39,840,285	39,544,400
Net income	$ 70,091	$ 79,887	$ 79,801
Preferred Stock Dividend	(5,559)	(6,656)	(6,657)
Numerator – Basic	$ 64,532	$ 73,231	$ 73,144
Per share amount	$ 1.57	$ 1.84	$ 1.85
Diluted EPS			
Average Shares Outstanding	41,919,834	40,678,069	40,151,220
Actual Restricted Stock Shares	(945,302)	(837,784)	(606,820)
Dilution for Convertible Debentures	0	0	181,136
Restricted Shares – Treasury	539,516	508,737	533,955
Dilution For Employee Stock Purchase Plan	92,020	114,136	41,918
Denominator – Diluted	41,606,068	40,463,158	40,301,409
Numerator – Basic	$ 64,532	$ 73,231	$ 73,144
Convertible Subordinated Debenture Interest	0	0	275
Numerator – Diluted	$ 64,532	$ 73,231	$ 73,419
Per share amount	$ 1.55	$ 1.81	$ 1.82

10. COMMITMENTS AND CONTINGENCIES

As of December 31, 2002, the Company had a net investment of approximately $10.5 million in three build-to-suit developments in progress, which have a total remaining funding commitment of approximately $10.8 million.

As part of the merger with Capstone Capital Corporation ("Capstone") in 1998, agreements were entered into with three individuals affiliated with Capstone that restricted competitive practices and which the Company believed enhanced the value of the real estate properties acquired from Capstone. These agreements provided for the issuance of 150,000 shares per year of common stock of the Company to the individuals on October 15 of the years 1999, 2000, 2001 and 2002, provided all terms of the agreements were met. The Company fulfilled its commitment in 2002 upon issuance of the final 150,000 shares of common stock in October 2002.

11. Other Data (Unaudited)

Funds From Operations

Funds from operations, as defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") 1999 White Paper, means net income before net gains (or losses) from sales of real estate properties (computed in accordance with accounting principles generally accepted in the United States) plus depreciation from real estate assets. The Company calculates funds from operations ("FFO") using a modified version of the NAREIT's October 1999 definition of funds from operations. The Company eliminates straight-line rental revenue in computing FFO although NAREIT's definition of funds from operations requires the inclusion of straight-line rental revenue in funds from operations. In 2002, since the Company redeemed its preferred stock on September 30, 2002, only nine months of preferred stock dividends were included in FFO although an additional amount was paid upon redemption. Also, in 2002, the Company excluded a charge recorded in the fourth quarter of $11.8 million which was comprised of the accelerated vesting of deferred compensation relating to the retirement of an executive officer as well as severance-related, project and other costs associated with the elimination of other officer and employee positions. In 2001, the Company excluded certain debt-related charges in computing FFO; and in 2000 excluded a provision for loss on investment in computing FFO although NAREIT's definition of funds from operations requires its inclusion.

The Company considers FFO to be an informative measure of the performance of an equity real estate investment trust ("REIT") and consistent with measures used by analysts to evaluate equity REITs. FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States, is not necessarily indicative of cash available to fund cash needs, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

Management believes the Company's FFO is not directly comparable to other healthcare REIT's, which own a portfolio of triple net leased properties or mortgages, as the Company develops projects through a development and lease-up phase before they reach their targeted cash flow returns. Furthermore, the Company eliminates in consolidation, fee income for developing, leasing and managing owned properties and expenses or capitalizes, whichever the case may be, related internal costs.

	Year Ended December 31,		
(Dollars in thousands, except per share data)	2002	2001	2000
Income before net gain (loss) on sale of real estate properties[1]	$ 66,703	$ 78,677	$ 80,469
Certain debt-related charges	0	607	0
Accelerated vesting of deferred compensation and related charges	11,824	0	0
Elimination of rental revenues recognized on a straight line basis	(3,143)	(5,749)	(7,827)
Preferred stock dividend	(4,992)	(6,656)	(6,657)
Real estate depreciation	40,317	40,043	38,393
Provision for loss on investment	0	0	1,000
Total Adjustments	44,006	28,245	24,909
Funds From Operations – Basic	$ 110,709	$ 106,922	$ 105,378
Convertible Subordinated Debenture Interest	0	0	275
Funds From Operations – Diluted	$ 110,709	$ 106,922	$105,653
Weighted average common shares outstanding – Basic	40,974,532	39,840,285	39,544,400
Weighted average common shares outstanding – Diluted	41,606,068	40,463,158	40,301,409
Funds From Operations Per Common Share – Basic	$ 2.70	$ 2.68	$ 2.66
Funds From Operations Per Common Share – Diluted	$ 2.66	$ 2.64	$ 2.62

[1] 2002, 2001, and 2000 amounts include $3.1 million, $1.9 million and $1.4 million, respectively, of stock-based, long-term, incentive compensation expense, a non-cash expense.

Taxable Income

The Company has elected to be taxed as a real estate investment trust ("REIT"), as defined under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% (95% for years prior to 2001) of its taxable income to its stockholders.

As a REIT, the Company generally will not be subject to federal income tax on taxable income it distributes currently to its stockholders. Accordingly, no provision for federal income taxes has been made in the accompanying consolidated financial statements. If the Company fails to qualify as a REIT, for any taxable year, then it will be subject to federal income taxes at regular corporate rates, including any applicable alternative minimum tax, and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies as a REIT, it may be subject to certain state and local taxes on its income and property and to federal income and excise tax on its undistributed taxable income.

Earnings and profits, the current and accumulated amounts of which determine the taxability of distributions to stockholders, varies from net income because of different depreciation recovery periods and methods, and other items.

The following table reconciles the Company's consolidated net income to taxable income for the three years ended December 31, 2002 (dollars in thousands).

	2002	2001	2000
Net income	$ 70,091	$ 79,887	$ 79,801
Depreciation and amortization (1)	41,598	41,126	39,507
Depreciation and amortization (2)	(33,796)	(33,625)	(30,996)
Gain or loss on disposition of depreciable assets	13,394	767	(343)
Straight line rent	(3,143)	(5,749)	(7,827)
Other	11,551	802	1,148
	29,604	3,321	1,489
Taxable income (3)	$ 99,695	$ 83,208	$ 81,290

(1) Per Statements of Income
(2) Tax basis
(3) Before REIT dividend paid deduction

Return of Capital

Distributions in excess of earnings and profits generally constitute a return of capital. For the years ended December 31, 2002, 2001 and 2000, dividends paid per share of common stock were $2.39, $2.31 and $2.23, respectively, which consisted of ordinary income per share of $2.00, $1.95 and $1.90, return of capital per share of $0.05, $0.36 and $0.33 respectively, and capital gain per share of $0.34, $0.00, and $0.00, respectively. For the years ended December 31, 2002, 2001 and 2000, dividends paid per share of preferred stock were $1.85, $2.22 and $2.22, respectively, which consisted of ordinary income per share of $1.60, $2.22 and $2.22 and capital gain per share of $0.25, $0.00 and $0.00, respectively.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables and payables are a reasonable estimate of their fair value at December 31, 2002 and 2001 due to their short-term nature. The fair value of notes and bonds payable is estimated using cash flow analyses at December 31, 2002 and 2001, based on the Company's current interest rates for similar types of borrowing arrangements. The carrying amount of the Company's notes and bonds payable at December 31, 2002 and 2001 was approximately $42.8 million and $14.4 million less than the fair value, respectively. The carrying amount of the Company's mortgage notes receivable at December 31, 2002 and 2001 was approximately $13.4 million and $2.6 million less than the fair value, respectively.

13. SUBSEQUENT EVENTS

On January 28, 2003, the Company declared an increase in its quarterly common stock dividend from $0.605 per share ($2.42 annualized) to $0.61 per share ($2.44 annualized) payable on March 6, 2003 to shareholders of record on February 14, 2003.

14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial information for the years ended December 31, 2002 and 2001 is summarized below:

	Quarter Ended			
(In thousands, except per share data)	March 31	June 30	September 30	December 31
2002				
Total revenue	$ 49,653	$ 48,310	$ 49,818	$ 46,746
Net income	$ 19,848	$ 22,255	$ 20,490	$ 7,498
Funds from operations - Basic	$ 27,576	$ 27,654	$ 27,661	$ 27,818
Funds from operations - Diluted	$ 27,576	$ 27,654	$ 27,661	$ 27,818
Net income per common share - Basic	$ 0.45	$ 0.51	$ 0.45	$ 0.18
Net income per common share - Diluted	$ 0.44	$ 0.50	$ 0.44	$ 0.18
Funds from operations per common share - Basic	$ 0.68	$ 0.68	$ 0.68	$ 0.68
Funds from operations per common share - Diluted	$ 0.67	$ 0.67	$ 0.67	$ 0.67
2001				
Total revenue	$ 48,229	$ 49,495	$ 47,818	$ 48,996
Net income	$ 20,644	$ 19,373	$ 19,723	$ 20,147
Funds from operations - Basic	$ 26,566	$ 26,291	$ 26,968	$ 27,097
Funds from operations - Diluted	$ 26,637	$ 26,295	$ 26,968	$ 27,097
Net income per common share - Basic	$ 0.48	$ 0.45	$ 0.45	$ 0.46
Net income per common share - Diluted	$ 0.47	$ 0.44	$ 0.45	$ 0.45
Funds from operations per common share - Basic	$ 0.67	$ 0.66	$ 0.68	$ 0.68
Funds from operations per common share - Diluted	$ 0.66	$ 0.65	$ 0.67	$ 0.67

Management
BOARD OF DIRECTORS & CORPORATE OFFICERS



Board of Directors (L-R)
Batey M. Gresham, Jr. AIA
Founder, Gresham Smith & Partners
J. Knox Singleton
President and Chief Executive Officer, INOVA Health Systems
David R. Emery
Chairman of the Board and Chief Executive Officer
Errol L. Biggs, Ph.D.
Director, Center for Health Administration, University of Colorado
Dan S. Wilford
Retired President and Chief Executive Officer, Memorial Hermann Healthcare System
C. Raymond Fernandez M.D.
Chief Executive Officer and Chief Medical Officer, Piedmont Clinic
Edwin B. Morris III
Managing Director, Morris & Morse Company Inc.
Marliese E. Mooney
Consultant, Hospital Operations



Fredrick M. Langreck
Senior Vice President, Treasurer
Rita H. Todd
Corporate Secretary
John M. Bryant, Jr.
Vice President, Assistant General Counsel
Leigh Ann Stach
Vice President, Financial Reporting and Controller



Scott W. Holmes
Senior Vice President and Chief Financial Officer
David R. Emery
Chairman of the Board and Chief Executive Officer
J. D. Carter Steele
Senior Vice President and Chief Operating Officer
Roger O. West
Executive Vice President and General Counsel



Donald L. Husi
Vice President, Senior Living Asset Administration
Brince R. Wilford
Associate Vice President, Real Estate Investments
B. Douglas Whitman
Vice President, Real Estate Investments
Eric W. Fischer
Senior Vice President, Real Estate Investments



Thomas M. Carnell
Vice President, Design and Construction Services
Anne C. Sanborn
Vice President, Project Development Services
B. Bart Starr
Chairman, Healthcare Realty Services
Gennifer L. Mallard
Corporate Director of Leasing
Gilbert T. Irvin
Vice President, Operations

Management

BOARD OF DIRECTORS & CORPORATE OFFICERS



Board of Directors (L-R)

Batey M. Gresham, Jr. AIA
Founder, Gresham Smith & Partners
J. Knox Singleton
President and Chief Executive Officer, INOVA Health Systems
David R. Emery
Chairman of the Board and Chief Executive Officer
Errol L. Biggs, Ph.D.
Director, Center for Health Administration, University of Colorado
Dan S. Wilford
Retired President and Chief Executive Officer,
Memorial Hermann Healthcare System
C. Raymond Fernandez M.D.
Chief Executive Officer and Chief Medical Officer, Piedmont Clinic
Edwin B. Morris III
Managing Director, Morris & Morse Company Inc.
Marliese E. Mooney
Consultant, Hospital Operations



Fredrick M. Langreck
Senior Vice President, Treasurer
Rita H. Todd
Corporate Secretary
John M. Bryant, Jr.
Vice President, Assistant General Counsel
Leigh Ann Stach
Vice President, Financial Reporting and Controller



Scott W. Holmes
Senior Vice President and Chief Financial Officer
David R. Emery
Chairman of the Board and Chief Executive Officer
J. D. Carter Steele
Senior Vice President and Chief Operating Officer
Roger O. West
Executive Vice President and General Counsel



Donald L. Husi
Vice President, Senior Living Asset Administration
Brince R. Wilford
Associate Vice President, Real Estate Investments
B. Douglas Whitman
Vice President, Real Estate Investments
Eric W. Fischer
Senior Vice President, Real Estate Investments



Thomas M. Carnell
Vice President, Design and Construction Services
Anne C. Sanborn
Vice President, Project Development Services
B. Bart Starr
Chairman, Healthcare Realty Services
Gennifer L. Mallard
Corporate Director of Leasing
Gilbert T. Irvin
Vice President, Operations

Corporate INFORMATION

Corporate Address

Healthcare Realty Trust Incorporated
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
Phone: (615) 269-8175
Fax: (615) 269-8461

Web Site: www.healthcarerealty.com
Email Address: hrinfo@healthcarerealty.com

Independent Public Auditors

Ernst & Young LLP
Suntrust Center
424 Church Street
Suite 1100
Nashville, Tennessee 37219

Transfer Agent

EquiServe
Shareholder Services
P.O. Box 43010
Providence, Rhode Island 02940-3010
Phone: (781) 575-3400
Common CUSIP #: 421946104
Senior Notes Due 2011 CUSIP #: 421946AE4

Web Site: www.equiserve.com

Street Address for Courier Service
EquiServe
Blue Hills Office Park
Attn: Shareholder Services
150 Royall Street
Canton, Massachusetts 02021-1031

Dividend Reinvestment Plan

A Dividend Reinvestment Plan is offered as a convenience to stockholders of record who wish to increase their holdings in the Company. Additional shares may be purchased, without a service or sales charge, through automatic reinvestment of quarterly cash dividends. For information write EquiServe, Shareholder Services, P.O. Box 43010, Providence, Rhode Island 02940-3010, or call (781) 575-3400.

Direct Deposit of Dividends

Direct deposit of dividends is offered as a convenience to stockholders of record. For information, write EquiServe, Shareholder Services, P.O. Box 43010, Providence, Rhode Island 02940-3010, or call (781) 575-3400.

Form 10-K

The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2002, with the Securities and Exchange Commission. Shareholders may obtain a copy of this report, without charge, by writing: Investor Relations, Healthcare Realty Trust Inc., 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203. Or, via e-mail: hrinfo@healthcarerealty.com.

Common Stock

Healthcare Realty Trust Incorporated common stock is traded on The New York Stock Exchange under the symbol HR. As of December 31, 2002, there were approximately 1,756 shareholders of record. The following table shows, for the fiscal periods indicated, the quarterly range of high and low sales prices of the common stock.

	High	Low
2002		
First Quarter	$ 30.94	$ 27.15
Second Quarter	32.10	27.50
Third Quarter	32.35	23.75
Fourth Quarter	32.34	27.25
2001		
First Quarter	$ 24.10	$ 21.38
Second Quarter	26.30	23.30
Third Quarter	27.55	24.10
Fourth Quarter	28.25	25.96

Annual Shareholders Meeting

The annual meeting of shareholders will be held on May 13, 2003, at 10:00 a.m. at 3310 West End Avenue, Suite 700, Nashville, Tennessee.